SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: September 28, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports Positive Interim Results of U.K. Phase Ia/Ib Combination
REOLYSIN® and Radiation Clinical Trial
CALGARY, AB, — September 28, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that an oral presentation covering interim results from a U.K. Phase Ia/Ib combination REOLYSIN® and radiation clinical trial for patients with advanced or metastatic cancers is scheduled to be presented at the National Cancer Research Institute (NCRI) conference on October 2, 2007 in Birmingham, U.K. The presentation, entitled “Biological Approaches to Radiosensitisation: Viruses, Gene Therapy and Novel Radiosensitisers” will be presented by Dr. Kevin Harrington of The Institute of Cancer Research, London and one of the principal investigators for the trial. The conference runs from September 30 through October 3, 2007 in Birmingham, U.K.
“We are very pleased with the results of this trial to date,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We continue to evaluate the data and look forward to announcing final results.”
To date, 22 patients have been treated with 15 having completed the study. Five patients withdrew from the study, and two patients are still on study.
A total of 11 patients in the Ia portion of the trial received two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. Of these 11 patients, three patients (oesophageal, squamous skin carcinoma and squamous cell scalp) experienced significant partial responses.
One month following treatment, the oesophageal patient experienced a 28.5% reduction in the target tumour, with stable disease noted in four, non-treated tumours. At two and three months, the target tumour had shrunk 64%, with stable disease continuing in the four non-treated tumours, including a 15% volume reduction in non-treated mediastinal disease that was maintained for more than six months. The squamous skin cancer patient experienced a 50% reduction in the target tumour, as well as stable disease in two, non-treated tumours at one, two and three months post treatment. The squamous cell scalp patient experienced stable disease in the target tumour for two months which then became a partial response at three months. This patient also experienced stable disease in one non-treated tumour measured at three months post-treatment.
Patients in the Ib portion received either two, four or six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 36 Gy given in 12 fractions. Of the six patients who have completed the study to date, three patients (colorectal, melanoma and lung cancer) experienced tumour regression in the target tumour, as well as stable disease in non-treated tumours.

The colorectal patient experienced a partial response with a more than 50% regression in the target tumour as well as stable disease in four, non-treated tumours measured at one month following treatment. A melanoma patient experienced minor regression in the target tumour as well as stable disease in two, non-treated tumours at one and two months following treatment. A lung cancer patient experienced minor regression in the target tumour, as well as stable disease in three, non-treated tumours at two months following treatment.
The treatment has been well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. Grade 3 toxicities including cellulitis, dysphasia and diarrhoea were related to disease progression and not to the combination treatment. Viral replication was unaffected by cellular irradiation.
The primary objective of the Phase Ia/Ib trial is to determine the maximum tolerated dose (MTD), dose limiting toxicity (DLT), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
The principal investigators for the trial are Dr. Kevin Harrington of the Targeted Therapy Laboratory, The Institute of Cancer Research, Cancer Research UK Centre for Cell and Molecular Biology and Honorary Consultant in Clinical Oncology at The Royal Marsden NHS Foundation Trust, London, UK, and Dr. Alan Melcher of the Cancer Research U.K. Clinical Centre at St. James’s University Hospital in Leeds. The trial is enrolling patients at the Royal Marsden and St. James’s Hospitals in the U.K.
Further results of the combination REOLYSIN® and radiation trial are scheduled to be presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics in San Francisco October 22-26, 2007.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
About The Institute of Cancer Research
The Institute of Cancer Research is Europe’s leading cancer research centre with expert scientists working on cutting edge research. It was founded in 1909 to carry out research into the causes of cancer and to develop new strategies for its prevention, diagnosis, treatment and care. Website at: www.icr.ac.uk.

The Institute works in a unique partnership with The Royal Marsden NHS Foundation Trust, forming the largest comprehensive cancer centre in Europe. This relationship enables close daily contact between research scientists and those on the frontline in the fight against cancer — the clinicians, the carers and most importantly, the patients.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase Ia/Ib U.K. combination REOLYSIN® and radiation clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com